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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*


                              LiteKing Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


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                                 (CUSIP Number)


Robert F. Personett, 175 Cortland Ave Morton, Illinois 61550 (718) 469-3132
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/7/2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]


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NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No

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     1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Cornell Capital Partners, LP

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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            X     (a)
                  (b)
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     3.     SEC Use Only

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     4.     Source of Funds (See Instructions) OO

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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
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     6.     Citizenship or Place of Organization  Delaware

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With        7.     Sole Voting Power 28,571,429

                   8.     Shared Voting Power

                   9.     Sole Dispositive Power

                  10.     Shared Dispositive Power
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     11.     Aggregate Amount Beneficially Owned by Each Reporting Person

             28,571,429
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     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)

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     13.     Percent of Class Represented by Amount in Row (11)

             78%
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     14.     Type of Reporting Person (See Instructions)
             OO

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1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).
     Mark A. Angelo

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       X     (a)
             (b)


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3.     SEC Use Only

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4.     Source of Funds (See Instructions) OO

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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

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6.     Citizenship or Place of Organization  Delaware

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
     7.     Sole Voting Power 28,657,829

     8.     Shared Voting Power

     9.     Sole Dispositive Power

     10.     Shared Dispositive Power
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person
28,657,829

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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13.     Percent of Class Represented by Amount in Row (11)
        78%

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     Type of Reporting Person (See Instructions)
14.     OO


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CUSIP No


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     1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Yorkville Advisors, LLC
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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            X     (a)
                  (b)


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     3.     SEC Use Only

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     4.     Source of Funds (See Instructions) OO

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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

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     6.     Citizenship or Place of Organization  Delaware
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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
     7.     Sole Voting Power 28,571,429

     8.     Shared Voting Power

     9.     Sole Dispositive Power

     10.     Shared Dispositive Power

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     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
28,571,429


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     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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     13.     Percent of Class Represented by Amount in Row (11)
78%


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     14.   Type of Reporting Person (See Instructions)
             OO

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INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

           Category of Source                              Symbol
           Subject Company (Company whose securities
           are being acquired)                                SC
           Bank                                               BK
           Affiliate (of reporting person)                    AF
           Working Capital (of reporting person)              WC
           Personal Funds (of reporting person)               PF
           Other                                              OO


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(5)     If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13)     Aggregate Amount Beneficially Owned by Each Reporting Person,
etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)     Check if the aggregate amount reported as beneficially owned in row
(11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:
                                 Category             Symbol
                                 Broker-Dealer          BD
                                 Bank                   BK
                                 Insurance Company      IC
                                 Investment Company     IV
                                 Investment Adviser     IA
                                 Employee Benefit Plan,
                                    Pension Fund, or
                                    Endowment Fund      EP
                                 Parent Holding Company HC
                                 Corporation            CO
                                 Partnership            PN
                                 Individual             IN
                                 Other                  OO
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Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
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                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and
(c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1.     Security and Issuer

Common Stock

LiteKing Corporation

75 Cortland Ave Morton, Illinois 61550

ITEM 2.     Identity and Background

     (a)     Cornell Capital Partners, LP
     (b)     101 Hudson Street - Suite 3606 Jersey City, NJ 07302
     (c)     Private Equity Fund
     (d)     No.
     (e)     No.
     (f)     Delaware Limited Partnership

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ITEM 3.     Source and Amount of Funds or Other Consideration

Issued Upon conversion of a convertible Debenture purchased by Cornell Capital Partners, LP

ITEM 4.     Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a)     None.
     (b) Cornell Capital Partners, LP intends have the issuer merge with a private company.
     (c)     None at this time.
     (d) Cornell Capital Partners, LP intends to replace the present board of directors and appoint 6 new directors
     (e)     None at this time.
     (f) Cornell Capital Partners, LP intends to increase the authorized number of shares of the issuer and have the Issuer merge with a private company. We have not yet selected a private company to merge with the Issuer
     (g)     None at this time
     (h)     None.
     (i)     None.
     (j)     None.

ITEM 5.     Interest in Securities of the Issuer

     (a) 28,571,429 or 78% of the issuers total number of shares outstanding.
     (b)     28,571,429.

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     (c)

          1) A) Cornell Capital Partners, LP B) 8/19/02 C) 625,000 shares D) price per share of $0.04 E) conversion of debenture.
          2) A) Cornell Capital Partners, LP B) 8/21/02 C) 806,451 shares D) price per share of $0.031 E) conversion of debenture.
          3) A) Cornell Capital Partners, LP B) 9/5/02 C) 518,135 shares D) price per share of $0.0193 E) conversion of debenture.
          4) A) Cornell Capital Partners, LP B) 9/10/02 C) 1,875,000 shares D) price per share of $0.008 E) conversion of debenture.
          5) A) Cornell Capital Partners, LP B) 9/20/02 C) 1,666,667 shares D) price per share of $0.003 E) conversion of debenture.
          6) A) Cornell Capital Partners, LP B) 9/25/02 C) 1,953,125 shares D) price per share of $0.00256 E) conversion of debenture.
          7) A) Cornell Capital Partners, LP B) 10/3/02 C) 2,173,913 shares E) price per share of $0.0023 F) conversion of debenture.
          8)  A) Cornell Capital Partners, LP B) 10/7//02 C) 28,571,429 shares
D) price per share of $0.0021 E) conversion of debenture.

     (d)     None.
             Not applicable.
     (e) Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Purchase Agreement with the Issuer, Registration Rights Agreement with the Issuer, Equity Line of Credit Agreement with the Issuer, Registration Rights Agreement with the Issuer, and Placement Agent Agreement.

ITEM 7.     Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date


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Signature

Mark A. Angelo/Portfolio Manager
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)







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